Filed by Byline Bancorp, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Byline Bancorp, Inc

(Commission File No.: 001-38139)

Byline Bancorp, Inc. Reports Fourth Quarter 2017 Financial Results

Fourth Quarter 2017 Summary

•	Net loss of $766,000, or $0.03 per diluted share
•	Adjusted net income (non-GAAP) of $7.3 million, or $0.24 per diluted share, excluding significant items for:
o	Incremental tax expense of $7.2 million, or $0.24 per diluted share, from enactment of Tax Cuts and Jobs Act
o	Merger-related expenses of $1.3 million, or $0.04 per diluted share
•	Net interest margin improves to 4.26%
•	Loan originations of $120.7 million
•	Entered into an agreement to acquire First Evanston Bancorp, Inc.
•	Efficiency ratio of 66.06%

Full Year 2017 Summary

•	Net income of $21.7 million, or $0.38 per diluted share
•	Adjusted net income (non-GAAP) of $25.5 million, or $0.52 per diluted share, excluding significant items
•	Net interest margin of 4.11%
•	Loan originations of $422.5 million
•	Efficiency ratio of 67.32%

Chicago, IL, January 25, 2018 – Byline Bancorp, Inc. (the “Company”)(NYSE: BY), the parent company of Byline Bank (the “Bank”), today reported net loss of $766,000, or $0.03 per diluted share, for the fourth quarter of 2017, compared with net income of $9.8 million, or $0.32 per diluted share, for the third quarter of 2017, and net income of $63.9 million, or $2.62 per diluted share, for the fourth quarter of 2016.  Fourth quarter 2017 financial results include $7.2 million, or $0.24 per diluted share, in expense related to the reduction in the value of the Company’s net deferred tax assets as a result of the decrease in the federal corporate tax rate and $1.3 million, or $0.04 per diluted share, in merger-related expense.  Excluding these significant items, adjusted earnings were $7.3 million, or $0.24 per diluted share, for the fourth quarter of 2017.

“Although the fourth quarter of 2017 included several significant items related to the tax law changes and merger-related expenses, we continued to see positive momentum in our new business development activity,” said Alberto J. Paracchini, President and Chief Executive Officer of Byline Bancorp, Inc.  “Our total loans and leases increased at a 10.9% annualized rate in the quarter, driven by strong growth in our commercial real estate and commercial and industrial portfolios.  Our Small Business Capital operations also had a strong quarter, with $132.3 million in closed loan commitments and more than $9.0 million net gain on the sale of loans.

Byline Bancorp, Inc.

“We remain focused on executing our strategy of pursuing disciplined organic growth in 2018.  Our pending acquisition of First Evanston Bancorp, Inc. will enable us to enter new markets in the greater Chicago metropolitan area, provide us with increased scale and allow us the opportunity to add a productive team of experienced commercial, retail and wealth management professionals.  We are highly focused on completing the First Evanston acquisition and providing a smooth transition for our new customers and colleagues,” said Mr. Paracchini.

STATEMENTS OF OPERATIONS

Net Interest Income

The following table presents net interest income for the periods indicated:

	Three Months Ended				Year Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,
(dollars in thousands)	2017	2017	2017	2017	2017	2016
INTEREST AND DIVIDEND INCOME
Interest and fees on loans and leases	$31,896	$30,933	$29,181	$28,396	$120,406	$83,150
Interest on taxable securities	3,679	3,720	3,703	3,790	14,892	14,169
Interest on tax-exempt securities	176	174	151	133	634	653
Other interest and dividend income	205	217	280	169	871	393
Total interest and dividend income	35,956	35,044	33,315	32,488	136,803	98,365
INTEREST EXPENSE
Deposits	2,218	2,112	1,923	1,483	7,736	4,580
Federal Home Loan Bank advances	1,009	850	772	660	3,291	706
Subordinated debentures and other borrowings	578	670	809	807	2,864	2,461
Total interest expense	3,805	3,632	3,504	2,950	13,891	7,747
Net interest income	$32,151	$31,412	$29,811	$29,538	$122,912	$90,618

Byline Bancorp, Inc.

The following table presents the quarter-to-date schedule of average interest-earning assets and average interest-bearing liabilities for the periods indicated:

	For the Three Months Ended
		December 31,			September 30,
	2017			2017
(dollars in thousands)	Average Balance(5)	Interest Inc / Exp	Average Yield / Rate	Average Balance(5)	Interest Inc / Exp	Average Yield / Rate
ASSETS
Cash and cash equivalents	$38,908	$74	0.75%	$48,354	$106	0.87%
Loans and leases(1)	2,233,863	31,896	5.66%	2,193,076	30,933	5.60%
Securities available-for-sale	588,482	3,166	2.13%	602,146	3,181	2.10%
Securities held-to-maturity	106,367	644	2.40%	111,345	650	2.32%
Tax exempt securities (2)	27,504	176	2.55%	26,166	174	2.63%
Total interest-earning assets	$2,995,124	$35,956	4.76%	$2,981,087	$35,044	4.66%
Allowance for loan and lease losses	(16,844)			(14,570)
All other assets	325,393			340,669
TOTAL ASSETS	$3,303,673			$3,307,186
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Interest checking	$188,457	$31	0.07%	$186,447	$29	0.06%
Money market accounts	384,864	344	0.35%	388,365	275	0.28%
Savings	436,916	78	0.07%	441,096	79	0.07%
Time deposits	709,044	1,765	0.99%	758,518	1,729	0.90%
Total interest bearing deposits	1,719,281	2,218	0.51%	1,774,426	2,112	0.47%
Federal Home Loan Bank advances	261,888	1,009	1.53%	222,800	850	1.51%
Other borrowed funds	58,794	578	3.90%	60,418	670	4.40%
Total borrowings	320,682	1,587	1.96%	283,218	1,520	2.13%
Total interest-bearing liabilities	$2,039,963	$3,805	0.74%	$2,057,644	$3,632	0.70%
Non-interest bearing demand deposits	767,985			748,523
Other liabilities	32,424			42,577
Total stockholders’ equity	463,301			458,442
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,303,673			$3,307,186
Net interest spread(3)			4.02%			3.96%
Net interest income		$32,151			$31,412
Net interest margin(4)			4.26%			4.18%

Net loan accretion impact on margin		$2,301	0.30%		$2,166	0.29%
Net interest margin excluding loan accretion(6)			3.96%			3.89%
(1)	Loan and lease balances are net of deferred origination fees and costs and initial indirect costs. Non-accrual loans and leases are included in total loan and lease balances.
(2)	Interest income and rates exclude the effects of a tax equivalent adjustment to adjust tax exempt investment income on tax-exempt investment securities to a fully taxable basis due to immateriality.
(3)	Represents the average rate earned on interest-earning assets minus the average rate paid on interest-bearing liabilities.
(4)	Represents net interest income (annualized) divided by total average earning assets.
(5)	Average balances are average daily balances.
(6)	Represents a non-GAAP financial measure. See “Reconciliation of non-GAAP Financial Measures” for a reconciliation of our non-GAAP measures to the most directly comparable GAAP financial measure.

Net interest income for the fourth quarter of 2017 was $32.2 million, an increase of $739,000 from $31.4 million for the third quarter of 2017.

Byline Bancorp, Inc.

The increase in net interest income was primarily due to:

•

An increase of $963,000 in interest and fees on loans and leases, primarily due to the growth in the originated loan and lease portfolio and the increase in average yield on loans and leases to 5.66% for the fourth quarter of 2017 compared to 5.60% for the third quarter of 2017; and

•

A decrease of $92,000 in interest expense on other borrowings, primarily due to the repayment of the outstanding balance of $16.2 million under the Company’s line of credit during the third quarter of 2017.

Partially offset by:

•	An increase of $159,000 in interest expense on Federal Home Loan Bank advances, primarily due to an increase in advances outstanding during the quarter; and
•	An increase of $106,000 in interest expense on deposits, primarily due to higher rates on money market accounts and time deposits.

Net interest margin for the fourth quarter of 2017 was 4.26%, an increase of 8 basis points from the third quarter of 2017. The net interest margin increase was primarily driven by the increased loan and lease volume and yields during the quarter.  Total net loan accretion on acquired loans contributed 30 basis points to the net interest margin for the fourth quarter of 2017 and 29 basis points for the third quarter of 2017.  Net interest margin excluding loan accretion expanded 7 basis points to 3.96% during the fourth quarter.

The cost of average total deposits was 0.35%, an increase of two basis points from the third quarter of 2017 due to slightly higher rates on interest bearing deposits, offset by growth in quarter-to-date average non-interest bearing demand deposits of $19.5 million.

Provision for Loan and Lease Losses

The provision for loan and lease losses was $3.3 million for the fourth quarter of 2017, a decrease of $553,000 compared to $3.9 million for the third quarter of 2017.  The fourth quarter provision included allocations of $1.9 million for acquired non-impaired loans, $806,000 for originated loans and leases and a $625,000 provision for acquired impaired loans.  The lower provision for the fourth quarter of 2017 was mainly due to lower historical loss rates offset by additional growth in the loan and lease portfolio.

Non-interest Income

The following table presents the components of non-interest income for the periods indicated:

	Three Months Ended				Year Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,
(dollars in thousands)	2017	2017	2017	2017	2017	2016
NON-INTEREST INCOME
Fees and service charges on deposits	$1,304	$1,418	$1,348	$1,219	$5,289	$5,665
Servicing fees	704	959	1,076	919	3,658	1,906
ATM and interchange fees	1,498	1,495	1,499	1,348	5,840	5,856
Net gains on sales of securities available-for-sale	—	—	—	8	8	3,227
Net gains on sales of loans	9,036	7,499	8,445	8,082	33,062	4,323
Other non-interest income	97	547	825	732	2,201	4,927
Total non-interest income	$12,639	$11,918	$13,193	$12,308	$50,058	$25,904

Byline Bancorp, Inc.

Non-interest income for the fourth quarter of 2017 was $12.6 million, an increase of $721,000 from $11.9 million for the third quarter of 2017, primarily due to:

•	An increase of $1.5 million in net gains on sales of loans; and
•	A decrease of $255,000 in servicing fees, primarily due to the change in fair value of the servicing asset as a result of increases in prepayment speeds on government guaranteed loans.

During the fourth quarter of 2017, the Company sold $87.9 million of government guaranteed loans compared to $71.8 million during the third quarter of 2017, contributing to the increase in net gains on sale of loans for the quarter.

Non-interest Expense

The following table presents the components of non-interest expense for the periods indicated:

	Three Months Ended				Year Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,
(dollars in thousands)	2017	2017	2017	2017	2017	2016
NON-INTEREST EXPENSE
Salaries and employee benefits	$17,118	$16,323	$17,226	$16,602	$67,269	$50,585
Occupancy expense, net	3,553	3,301	3,485	3,739	14,078	14,330
Equipment expense	663	630	616	563	2,472	2,032
Loan and lease related expenses	1,116	891	801	877	3,685	2,004
Legal, audit and other professional fees	2,658	1,608	1,090	1,671	7,027	5,862
Data processing	2,284	2,399	2,447	2,409	9,539	8,157
Net (gain) loss recognized on other real estate owned and other related expenses	(430)	565	141	(570)	(294)	1,719
Regulatory assessments	299	326	384	184	1,193	2,553
Other intangible assets amortization expense	767	769	769	769	3,074	3,003
Advertising and promotions	232	196	318	289	1,035	623
Telecommunications	428	351	396	418	1,593	1,698
Other non-interest expense	1,670	3,706	1,576	1,900	8,852	8,120
Total non-interest expense	$30,358	$31,065	$29,249	$28,851	$119,523	$100,686

Non-interest expense for the fourth quarter of 2017 was $30.4 million, a decrease of $707,000 from $31.1 million for the third quarter of 2017.

The decrease in total non-interest expense was primarily due to:

•	A decrease of $2.0 million in other non-interest expense, primarily due to a $951,000 decrease in impairment charges on assets held for sale; and
•

A decrease of $995,000 in net loss recognized on other real estate owned and other related expenses, primarily due to increased gains on sales of assets during the quarter and lower other real estate owned expenses; and

Byline Bancorp, Inc.

•	A $409,000 decrease in provision for unfunded commitments, primarily due to the funding of outstanding commitments.

Partially offset by:

•

An increase of $1.1 million in legal, audit and other professional fees, primarily due to professional services related to the First Evanston Bancorp, Inc. acquisition announced during the fourth quarter of 2017; and

•	An increase of $795,000 in salaries and employee benefits, primarily due to higher commissions and additional salary and benefit expenses for new hires; and
•	An increase of $252,000 in occupancy expense primarily due to a reduction in real estate tax expenses during the third quarter.

The Company’s efficiency ratio was 66.06% for the fourth quarter of 2017, compared with 69.92% for the third quarter of 2017.

INCOME TAXES

The Company recorded income tax expense of $11.9 million during the fourth quarter of 2017 compared to a benefit of $1.4 million during the third quarter of 2017, an increase of $13.2 million. On December 22, 2017, President Donald Trump signed into law “H.R. 1”, commonly known as the “Tax Cuts and Jobs Act”.  Among other items, the law reduced the federal corporate income tax rate to 21% effective January 1, 2018. As a result of the rate change, the Company’s net deferred tax assets were required to be revalued during the period in which the new legislation was enacted, and recorded net income tax expense of $7.2 million, or $0.24 per diluted share, during the fourth quarter as a result of this change.  As a result of the new 21% corporate federal tax rate, the Company expects its effective tax rate for 2018 to be approximately 27% to 29%.

Also contributing to the increase in income tax expense in the current quarter, the Company recorded a state income tax benefit of $4.6 million, or $0.16 per diluted share, during the quarter ended September 30, 2017, as a result of increased value to the deferred tax asset related to the Company’s Illinois net loss deduction.  As part of a budget package passed by the Legislature of the State of Illinois, the Illinois corporate income tax rate increased from 5.25% to 7.00% effective July 1, 2017.

STATEMENTS OF FINANCIAL CONDITION

Total assets were $3.4 billion at December 31, 2017, an increase of $60.7 million from $3.3 billion at September 30, 2017, and an increase of $70.3 million compared to $3.3 billion at December 31, 2016.

The increase was primarily due to:

•	An increase in loans and leases of $61.0 million from $2.2 billion at September 30, 2017 to $2.3 billion at December 31, 2017; and
•	An increase in due from counterparty of $18.7 million due to an increase in loans sold and not settled at December 31, 2017.

Partially offset by:

Byline Bancorp, Inc.

•	A decrease in net deferred tax assets of $10.4 million, to $50.0 million, primarily due to the revaluing of the asset during the fourth quarter of 2017.

The following table shows our allocation of the originated, acquired impaired and acquired non-impaired loans and leases at the dates indicated:

	December 31, 2017		September 30, 2017		December 31, 2016
(dollars in thousands)	Amount	% of Total	Amount	% of Total	Amount	% of Total
Originated loans and leases
Commercial real estate	$513,622	22.5%	$463,020	20.9%	$338,752	15.8%
Residential real estate	400,571	17.6%	398,062	18.0%	394,168	18.3%
Construction, land development, and other land	97,638	4.3%	85,666	3.9%	119,357	5.6%
Commercial and industrial	416,499	18.3%	390,331	17.6%	309,097	14.4%
Installment and other	3,724	0.2%	2,726	0.1%	2,021	0.1%
Leasing financing receivables	141,329	6.2%	134,193	6.0%	118,493	5.5%
Total originated loans and leases	$1,573,383	69.1%	$1,473,998	66.5%	$1,281,888	59.7%
Acquired impaired loans
Commercial real estate	$166,712	7.3%	$173,106	7.8%	$207,303	9.7%
Residential real estate	144,562	6.4%	152,149	6.9%	175,717	8.2%
Construction, land development, and other land	5,946	0.3%	5,424	0.2%	6,979	0.3%
Commercial and industrial	10,008	0.4%	11,433	0.5%	13,464	0.6%
Installment and other	462	0.0%	488	0.0%	574	0.0%
Total acquired impaired loans	$327,690	14.4%	$342,600	15.4%	$404,037	18.8%
Acquired non-impaired loans and leases
Commercial real estate	$211,359	9.3%	$225,759	10.2%	$250,289	11.6%
Residential real estate	32,085	1.4%	32,451	1.5%	40,853	1.9%
Construction, land development, and other land	1,845	0.1%	3,214	0.2%	14,430	0.7%
Commercial and industrial	94,731	4.1%	100,291	4.5%	115,677	5.4%
Installment and other	42	0.0%	38	0.0%	364	0.0%
Leasing financing receivables	36,357	1.6%	38,148	1.7%	40,473	1.9%
Total acquired non-impaired loans and leases	$376,419	16.5%	$399,901	18.1%	$462,086	21.5%
Total loans and leases	$2,277,492	100.0%	$2,216,499	100.0%	$2,148,011	100.0%
Allowance for loan and lease losses	(16,706)		(15,980)		(10,923)
Total loans and leases, net of allowance for loan and lease losses	$2,260,786		$2,200,519		$2,137,088

Byline Bancorp, Inc.

ASSET QUALITY

Non-Performing Assets

The following table sets forth the amounts of non-performing loans and leases, non-performing assets, and other real estate owned at the dates indicated:

(dollars in thousands)	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
Non-accrual loans and leases	$15,763	$15,121	$15,296	$7,843	$6,784
Past due loans and leases 90 days or more and still accruing interest	—	—	—	—	—
Accruing troubled debt restructured loans	1,061	1,631	981	1,004	602
Total non-performing loans and leases	16,824	16,752	16,277	8,847	7,386
Other real estate owned	10,626	13,859	12,684	13,173	16,570
Total non-performing assets	$27,450	$30,611	$28,961	$22,020	$23,956
Total non-performing loans and leases as a percentage of total loans and leases	0.74%	0.76%	0.76%	0.41%	0.34%
Total non-performing assets as a percentage of total assets	0.82%	0.93%	0.86%	0.67%	0.73%
Allowance for loan and lease losses as a percentage of non-performing loans and leases	99.30%	95.39%	85.82%	133.57%	147.88%

Variances in non-performing assets:

•	Non-performing loans and leases were $16.8 million at December 31, 2017 and September 30, 2017; and
•	Other real estate owned was $10.6 million at December 31, 2017, a decrease of $3.2 million from $13.9 million at September 30, 2017.

Allowance for Loan and Lease Losses

The following table presents the balance and activity within the allowance for loan and lease losses for the periods indicated:

	Three Months Ended								Year Ended
	December 31,		September 30,		June 30,		March 31,		December 31,		December 31,
(dollars in thousands)	2017		2017		2017		2017		2017		2016
Allowance for loan and lease losses, beginning of period	$15,980		$13,969		$11,817		$10,923		$10,923		$7,632
Provision for loan and lease losses	3,347		3,900		3,515		1,891		12,653		10,352
Net (charge-offs) recoveries of loans	(2,621)		(1,889)		(1,363)		(997)		(6,870)		(7,061)
Allowance for loan and lease losses, end of period	$16,706		$15,980		$13,969		$11,817		$16,706		$10,923

Allowance for loan and lease losses to period end total loans held for investment	0.73%		0.72%		0.65%		0.55%		0.73%		0.51%
Net charge-offs (annualized) to average loans outstanding during the period	0.46%		0.34%		0.26%		0.19%		0.31%		0.42%
Provision for loan and lease losses to net charge-offs during the period	1.28	x	2.06	x	2.58	x	1.90	x	1.84	x	1.47	x

The allowance for loan and lease losses as a percentage of total loans and leases held for investment increased from 0.72% at September 30, 2017 to 0.73% at December 31, 2017.

Byline Bancorp, Inc.

Net Charge-Offs

Net charge-offs during the fourth quarter of 2017 were $2.6 million, or 0.46% of average loans and leases, on an annualized basis, an increase of $732,000 compared to $1.9 million, or 0.34%, during the third quarter of 2017, and 0.31% for the year ended December 31, 2017.

Net charge-offs for the fourth quarter of 2017 included $2.1 million in the non-guaranteed portion of SBA loans and $84,000 for commercial banking while net charge-offs for the third quarter of 2017 included $591,000 in the non-guaranteed portion of SBA loans and $846,000 for commercial banking.

Deposits and Other Liabilities

The following table presents the composition of deposits at the dates indicated:

	December 31,	September 30,	June 30,	March 31,	December 31,
(dollars in thousands)	2017	2017	2017	2017	2016
Non-interest bearing demand deposits	$760,887	$753,662	$781,636	$732,267	$724,457
Interest bearing checking accounts	186,611	187,232	182,351	192,317	173,929
Money market demand accounts	349,862	418,006	353,304	393,372	369,074
Other savings	437,212	435,536	445,220	446,847	446,418
Time deposits (below $100,000)	368,549	377,929	395,385	407,471	392,854
Time deposits ($100,000 and above)	340,208	348,564	382,702	403,565	383,662
Total deposits	$2,443,329	$2,520,929	$2,540,598	$2,575,839	$2,490,394

Total deposits were $2.4 billion at December 31, 2017, a decrease of $77.6 million compared to the previous quarter and a decrease of $47.1 million compared to December 31, 2016.

The decrease in the current quarter was primarily due to:

•

A decrease in money market deposits of $68.1 million, from $418.0 million at September 30, 2017 to $349.9 million at December 31, 2017, primarily due to variability in a public deposit relationship during the fourth quarter 2017; and

•

A decrease in time deposits of $17.7 million, from $726.5 million at September 30, 2017 to $708.8 million at December 31, 2017. The decrease in balances was driven by the non-renewal of prior promotional rate time deposits.

Partially offset by:

•	An increase in non-interest bearing demand deposits of $7.2 million, from $753.7 million at September 30, 2017 to $760.9 million at December 31, 2017; and
•	An increase in savings deposits of $1.7 million, from $435.5 million at September 30, 2017 to $437.2 million at December 31, 2017.

Total borrowings and other liabilities were $464.2 million at December 31, 2017, an increase of $139.2 million from $325.0 million at September 30, 2017, and an increase of $41.7 million from $422.8 million at December 31, 2016.

Byline Bancorp, Inc.

The increase was primarily due to:

•

An increase in Federal Home Loan Bank advances of $126.9 million, from $234.6 million at September 30, 2017 to $361.5 million at December 31, 2017, primarily due to the Bank’s ongoing funding needs as a result of increased loan demand; and

•

An increase in accrued expenses and other liabilities of $11.6 million, from $30.9 million at September 30, 2017 to $42.6 million at December 31, 2017, primarily due to loan purchases not yet settled of $9.8 million during the fourth quarter of 2017.

Stockholders’ Equity

Total stockholders’ equity was $458.6 million at December 31, 2017, a decrease of $1.0 million from $459.5 million at September 30, 2017, and an increase of $75.9 million from $382.7 million at December 31, 2016.

The following table presents the actual regulatory capital dollar amounts and ratios of the Company and Byline Bank as of December 31, 2017:

	Actual		Minimum Capital Required		Required for the Bank to be Considered Well Capitalized
December 31, 2017	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk weighted assets:
Company	$410,831	15.98%	$205,661	8.00%	N/A	N/A
Bank	367,972	14.28%	206,083	8.00%	$257,604	10.00%
Tier 1 capital to risk weighted assets:
Company	$392,520	15.27%	$154,246	6.00%	N/A	N/A
Bank	349,662	13.57%	154,562	6.00%	$206,083	8.00%
Common Equity Tier 1 (CET1) to risk weighted assets:
Company	$353,995	13.77%	$115,684	4.50%	N/A	N/A
Bank	349,662	13.57%	115,922	4.50%	$167,442	6.50%
Tier 1 capital to average assets:
Company	$392,520	12.25%	$128,178	4.00%	N/A	N/A
Bank	349,662	10.89%	128,409	4.00%	$160,511	5.00%

Capital ratios for the period presented are based on the Basel III regulatory capital framework as applied to the Company’s current business and operations, and are subject to, among other things, completion and filing of the Company’s regulatory reports and ongoing regulatory review and implementation guidance.

Conference Call, Webcast and Slide Presentation

The Company will host a conference call and webcast at 9:00 a.m. Central Time (10:00 a.m. Eastern Time) on Friday, January 26, 2018 to discuss its quarterly financial results.  Analysts and investors may participate in the question-and-answer session. The call can be accessed via telephone at (888) 317-6016.  A recorded replay can be accessed through February 9, 2018 by dialing (877) 344-7529; passcode: 10115834.

A slide presentation relating to the fourth quarter 2017 results will be accessible prior to the scheduled conference call.  The slide presentation and webcast of the conference call can be accessed on the News and Events page of the Company’s investor relations website at www.bylinebancorp.com.

Byline Bancorp, Inc.

About Byline Bancorp, Inc.

Headquartered in Chicago, Byline Bancorp, Inc. is the parent company for Byline Bank, a full service commercial bank serving small- and medium-sized businesses, financial sponsors, and consumers. Byline Bank has approximately $3.4 billion in assets and operates more than 50 full service branch locations throughout the Chicago and Milwaukee metropolitan areas. Byline Bank offers a broad range of commercial and retail banking products and services including small ticket equipment leasing solutions and is one of the top 10 Small Business Administration lenders in the United States.

Non-GAAP Financial Measures

This release contains certain financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). These measures include non-interest income to total revenues, pre-tax pre-provision return on average assets, tangible book value per share and tangible common equity to tangible assets. Management believes that these non-GAAP financial measures provide useful information to management and investors that is supplementary to the Company’s financial condition, results of operations and cash flows computed in accordance with GAAP; however, management acknowledges that our non-GAAP financial measures have a number of limitations. As such, these disclosures should not be viewed as a substitute for results determined in accordance with GAAP financial measures that we and other companies use. Management also uses these measures for peer comparison. See “Reconciliation of Non-GAAP Financial Measures” in the financial schedules included in this press release for a reconciliation of the non-GAAP financial measures to the comparable GAAP financial measures.

Adjusted net income excludes significant items, which include the net deferred tax asset valuation reversal, incremental income tax benefit related to Illinois corporate income tax rate increase, incremental income tax expense related to federal corporate income tax reduction, impairment charges on assets held for sale, and merger related expense, adjusted for applicable income tax.  Management believes the significant items are not indicative of or useful to measure the Company’s operating performance on an ongoing basis.

Non-interest income to total revenues is non-interest income divided by net interest income plus non-interest income. Management believes that it is standard practice in the industry to present non-interest income as a percentage of total revenue. Accordingly, management believes providing these measures may be useful for peer comparison.

Pre-tax pre-provision return on average assets is pre-tax income plus the provision for loan and lease losses, divided by average assets. Management believes this metric is important due to the tax benefit resulting from the reversal of the net deferred tax asset valuation allowance, the decrease in the federal corporate income tax rate, and the increase in the Illinois state income tax rate. The ratio demonstrates profitability excluding the tax provision or benefit and excludes the provision for loan and lease losses.

Tangible book value per share is calculated as tangible common equity, which is stockholders’ equity reduced by preferred stock and goodwill and other intangible assets, divided by total shares of common stock outstanding.  Management believes this metric is important due to the relative changes in the book value per share exclusive of changes in intangible assets.

Tangible common equity to tangible assets is calculated as tangible common equity divided by tangible assets, which is total assets reduced by goodwill and other intangible assets. Management believes this

Byline Bancorp, Inc.

measure is important to investors and analysts interested in relative changes in the ratio of total stockholders’ equity to total assets, each exclusive of changes in intangible assets.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company. These statements are often, but not always, made through the use of words or phrases such as ‘‘may’’, ‘‘might’’, ‘‘should’’, ‘‘could’’, ‘‘predict’’, ‘‘potential’’, ‘‘believe’’, ‘‘expect’’, ‘‘continue’’, ‘‘will’’, ‘‘anticipate’’, ‘‘seek’’, ‘‘estimate’’, ‘‘intend’’, ‘‘plan’’, ‘‘projection’’, ‘‘would’’, ‘‘annualized’’, “target” and ‘‘outlook’’, or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. Forward-looking statements reflect various assumptions and involve elements of subjective judgement and analysis, which may or may not prove to be correct, and which are subject to uncertainties and contingencies outside the control of Byline and its respective affiliates, directors, employees and other representatives, which could cause actual results to differ materially from those presented in this communication. No representations, warranties or guarantees are or will be made by Byline as to the reliability, accuracy or completeness of any forward-looking statements contained in this communication or that such forward-looking statements are or will remain based on reasonable assumptions. You should not place undue reliance on any forward-looking statements contained in this communication. Forward-looking statements speak only as of the date they are made, and we assume no obligation to update any of these statements in light of new information, future events or otherwise unless required under the federal securities laws.

Additional Information

The information included herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. Byline will file a registration statement on Form S-4 with the SEC in connection with its proposed acquisition of First Evanston Bancorp, Inc. (“First Evanston”), and First Evanston’s wholly-owned subsidiary, First Bank & Trust. The registration statement will include a joint proxy statement of Byline and First Evanston, which also will constitute a prospectus of Byline, that will be sent to the stockholders of Byline and the shareholders of First Evanston. INVESTORS, STOCKHOLDERS OF BYLINE AND SHAREHOLDERS OF FIRST EVANSTON ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT BYLINE, FIRST EVANSTON AND THE PROPOSED TRANSACTION. When filed, the joint proxy statement/prospectus and other documents relating to the merger filed by Byline with the SEC can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Byline’s website at www.bylinebancorp.com under the tab “About Us-Investor Relations.” Alternatively, these documents, when available, can be obtained free of charge from Byline upon written request to Byline Bancorp, Inc., Attn: Corporate Secretary, 180 North LaSalle Street, Suite 300, Chicago, Illinois 60601, 60018 or by calling (773) 244-7000, or from First Evanston upon written request to First Evanston Bancorp, Inc., Attn: Corporate Secretary, 820 Church Street, Evanston, Illinois 60201 or by calling (847) 733-7400.

Participants in this Transaction

Byline, First Evanston, their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from Byline’s stockholders and First Evanston’s shareholders in connection with the proposed

Byline Bancorp, Inc.

transaction. Information about the directors and executive officers of Byline may be found in the prospectus of Byline relating to its initial public offering of common stock filed with the SEC on July 3, 2017, a copy of which can be obtained free of charge from Byline or from the SEC’s website as indicated above. In addition, information about the directors and executive officers of Byline and First Evanston and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and other relevant materials when filed with the SEC.

Contacts:

Investors:	Media:
Allyson Pooley/Tony Rossi	Erin O’Neill
Financial Profiles, Inc.	Director of Marketing
IRBY@bylinebank.com	Byline Bank
773-475-2901
eoneill@bylinebank.com

Byline Bancorp, Inc.

BYLINE BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (unaudited)

(dollars in thousands)	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
ASSETS
Cash and due from banks	$19,404	$16,193	$17,740	$15,541	$17,735
Interest bearing deposits with other banks	38,945	46,043	62,081	67,726	28,798
Cash and cash equivalents	58,349	62,236	79,821	83,267	46,533
Securities available-for-sale, at fair value	583,236	584,684	591,933	590,507	608,560
Securities held-to-maturity, at amortized cost	117,163	121,453	127,397	132,897	138,846
Restricted stock, at cost	16,343	10,628	11,978	9,503	14,993
Loans held for sale	5,212	2,087	6,835	23,492	23,976
Loans and leases:
Loans and leases	2,277,492	2,216,499	2,149,390	2,143,534	2,148,011
Allowance for loan and lease losses	(16,706)	(15,980)	(13,969)	(11,817)	(10,923)
Net loans and leases	2,260,786	2,200,519	2,135,421	2,131,717	2,137,088
Servicing assets, at fair value	21,400	21,669	21,424	21,223	21,091
Accrued interest receivable	7,670	7,183	6,961	7,498	6,866
Premises and equipment, net	95,224	96,334	98,891	99,563	102,074
Assets held for sale	9,779	12,938	13,666	13,666	14,748
Other real estate owned, net	10,626	13,859	12,684	13,173	16,570
Goodwill	51,975	51,975	51,975	51,975	51,975
Other intangible assets, net	16,756	17,522	18,290	19,058	19,826
Bank-owned life insurance	5,718	5,680	5,643	6,676	6,557
Deferred tax assets, net	49,963	60,350	58,784	62,925	67,760
Due from broker	—	—	82,699	—	—
Due from counterparty	39,824	21,084	19,257	—	—
Other assets	16,106	15,241	16,463	17,573	18,367
Total assets	$3,366,130	$3,305,442	$3,360,122	$3,284,713	$3,295,830
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Non-interest bearing demand deposits	$760,887	$753,662	$781,636	$732,267	$724,457
Interest bearing deposits:
NOW, savings accounts, and money market accounts	973,685	1,040,774	980,875	1,032,536	989,421
Time deposits	708,757	726,493	778,087	811,036	776,516
Total deposits	2,443,329	2,520,929	2,540,598	2,575,839	2,490,394
Accrued interest payable	1,306	1,184	1,562	1,893	2,427
Line of credit	—	—	16,150	18,150	20,650
Federal Home Loan Bank advances	361,506	234,559	219,611	209,663	313,715
Securities sold under agreements to repurchase	31,187	30,807	32,429	31,940	17,249
Junior subordinated debentures issued to capital trusts, net	27,647	27,482	27,309	27,130	26,926
Accrued expenses and other liabilities	42,577	30,948	74,732	30,415	41,811
Total liabilities	2,907,552	2,845,909	2,912,391	2,895,030	2,913,172
STOCKHOLDERS’ EQUITY
Preferred stock	10,438	10,438	10,438	25,441	25,441
Common stock	292	292	292	—	—
Additional paid-in capital	391,586	391,040	390,660	313,838	313,552
Retained earnings	61,349	62,311	52,753	57,304	50,933
Accumulated other comprehensive loss, net of tax	(5,087)	(4,548)	(6,412)	(6,900)	(7,268)
Total stockholders’ equity	458,578	459,533	447,731	389,683	382,658
Total liabilities and stockholders’ equity	$3,366,130	$3,305,442	$3,360,122	$3,284,713	$3,295,830

Byline Bancorp, Inc.

BYLINE BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

	Three Months Ended				Year Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,
(dollars in thousands, except share and per share data)	2017	2017	2017	2017	2017	2016
INTEREST AND DIVIDEND INCOME
Interest and fees on loans and leases	$31,896	$30,933	$29,181	$28,396	$120,406	$83,150
Interest on taxable securities	3,679	3,720	3,703	3,790	14,892	14,169
Interest on tax-exempt securities	176	174	151	133	634	653
Other interest and dividend income	205	217	280	169	871	393
Total interest and dividend income	35,956	35,044	33,315	32,488	136,803	98,365
INTEREST EXPENSE
Deposits	2,218	2,112	1,923	1,483	7,736	4,580
Federal Home Loan Bank advances	1,009	850	772	660	3,291	706
Subordinated debentures and other borrowings	578	670	809	807	2,864	2,461
Total interest expense	3,805	3,632	3,504	2,950	13,891	7,747
Net interest income	32,151	31,412	29,811	29,538	122,912	90,618
PROVISION FOR LOAN AND LEASE LOSSES	3,347	3,900	3,515	1,891	12,653	10,352
Net interest income after provision for loan and lease losses	28,804	27,512	26,296	27,647	110,259	80,266
NON-INTEREST INCOME
Fees and service charges on deposits	1,304	1,418	1,348	1,219	5,289	5,665
Servicing fees	704	959	1,076	919	3,658	1,906
ATM and interchange fees	1,498	1,495	1,499	1,348	5,840	5,856
Net gains on sales of securities available-for- sale	—	—	—	8	8	3,227
Net gains on sales of loans	9,036	7,499	8,445	8,082	33,062	4,323
Other non-interest income	97	547	825	732	2,201	4,927
Total non-interest income	12,639	11,918	13,193	12,308	50,058	25,904
NON-INTEREST EXPENSE
Salaries and employee benefits	17,118	16,323	17,226	16,602	67,269	50,585
Occupancy expense, net	3,553	3,301	3,485	3,739	14,078	14,330
Equipment expense	663	630	616	563	2,472	2,032
Loan and lease related expenses	1,116	891	801	877	3,685	2,004
Legal, audit and other professional fees	2,658	1,608	1,090	1,671	7,027	5,862
Data processing	2,284	2,399	2,447	2,409	9,539	8,157
Net (gain) loss recognized on other real estate owned and other related expenses	(430)	565	141	(570)	(294)	1,719
Regulatory assessments	299	326	384	184	1,193	2,553
Other intangible assets amortization expense	767	769	769	769	3,074	3,003
Advertising and promotions	232	196	318	289	1,035	623
Telecommunications	428	351	396	418	1,593	1,698
Other non-interest expense	1,670	3,706	1,576	1,900	8,852	8,120
Total non-interest expense	30,358	31,065	29,249	28,851	119,523	100,686
INCOME BEFORE PROVISION FOR INCOME TAXES	11,085	8,365	10,240	11,104	40,794	5,484
PROVISION (BENEFIT) FOR INCOME TAXES	11,851	(1,390)	4,094	4,544	19,099	(61,245)
NET INCOME (LOSS)	(766)	9,755	6,146	6,560	21,695	66,729
Dividends on preferred shares	196	195	10,697	189	11,277	—
INCOME AVAILABLE (LOSS ATTRIBUTABLE) TO COMMON STOCKHOLDERS	$(962)	$9,560	$(4,551)	$6,371	$10,418	$66,729
EARNINGS (LOSS) PER COMMON SHARE
Basic	$(0.03)	$0.33	$(0.18)	$0.26	$0.39	$3.31
Diluted	$(0.03)	$0.32	$(0.18)	$0.25	$0.38	$3.27
Weighted average common shares outstanding for basic earnings (loss) per common share	29,246,900	29,246,900	24,667,587	24,616,706	26,963,517	20,141,627
Diluted weighted average common shares outstanding for diluted earnings (loss) per common share	29,246,900	29,752,331	24,667,587	25,078,427	27,545,523	20,430,780

Byline Bancorp, Inc.

BYLINE BANCORP, INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA (unaudited)

	As of or For the Three Months Ended				As of or For the Twelve Months Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,
(dollars in thousands, except share and per share data)	2017	2017	2017	2017	2017	2016
Summary of Operations
Net interest income	$32,151	$31,412	$29,811	$29,538	$122,912	$90,618
Provision for loan and lease losses	3,347	3,900	3,515	1,891	12,653	10,352
Non-interest income	12,639	11,918	13,193	12,308	50,058	25,904
Non-interest expense	30,358	31,065	29,249	28,851	119,523	100,686
Income before provision for income taxes	11,085	8,365	10,240	11,104	40,794	5,484
Provision (benefit) for income taxes	11,851	(1,390)	4,094	4,544	19,099	(61,245)
Net income (loss)	(766)	9,755	6,146	6,560	21,695	66,729
Dividends on preferred shares	196	195	10,697	189	11,277	—
Net income available (loss attributable) to common stockholders	$(962)	$9,560	$(4,551)	$6,371	$10,418	$66,729

Earnings per Common Share
Basic earnings (loss) per common share	$(0.03)	$0.33	$(0.18)	$0.26	$0.39	$3.31
Diluted earnings (loss) per common share	$(0.03)	$0.32	$(0.18)	$0.25	$0.38	$3.27
Weighted average common shares outstanding (basic)	29,246,900	29,246,900	24,667,587	24,616,706	26,963,517	20,141,627
Weighted average common shares outstanding (diluted)	29,246,900	29,752,331	24,667,587	25,078,427	27,545,523	20,430,780
Common shares outstanding	29,317,298	29,305,400	29,246,900	24,616,706	29,317,298	24,616,706

Key Ratios (annualized where applicable)
Net interest margin	4.26%	4.18%	4.02%	4.00%	4.11%	3.59%
Cost of deposits	0.35%	0.33%	0.30%	0.24%	0.31%	0.20%
Efficiency ratio(1)	66.06%	69.92%	66.23%	67.11%	67.32%	83.83%
Non-interest expense to average assets	3.64%	3.73%	3.57%	3.53%	3.64%	3.66%
Return on average stockholders' equity	(0.66)%	8.44%	6.21%	6.83%	5.08%	27.93%
Return on average assets	(0.09)%	1.17%	0.75%	0.80%	0.66%	2.42%
Non-interest income to total revenues(2)	28.22%	27.51%	30.68%	29.41%	28.94%	22.23%
Pre-tax pre-provision return on average assets(2)	1.73%	1.47%	1.68%	1.59%	1.62%	0.57%
Non-interest bearing deposits to total deposits	31.14%	29.90%	30.77%	28.43%	31.14%	29.09%
Deposits per branch	$43,631	$44,227	$44,572	$45,190	$43,631	$43,691
Loans and leases held for sale and loans and lease held for investment to total deposits	93.43%	88.01%	84.87%	84.13%	93.43%	87.21%
Deposits to total liabilities	84.03%	88.58%	87.23%	88.97%	84.03%	85.49%
Tangible book value per common share(2)	$12.94	$12.95	$12.55	$11.91	$12.94	$11.59

Asset Quality Ratios
Non-performing loans and leases to total loan and leases held for investment, net before ALLL	0.74%	0.76%	0.76%	0.41%	0.74%	0.34%
ALLL to total loans and leases held for investment, net before ALLL	0.73%	0.72%	0.65%	0.55%	0.73%	0.51%
Net charge-offs to average total loans and leases held for investment, net before ALLL	0.46%	0.34%	0.26%	0.19%	0.31%	0.42%
Acquisition accounting adjustments(3)	$31,693	$34,249	$37,713	$41,024	$31,693	$43,242

Capital Ratios
Common equity to assets	13.31%	13.59%	13.01%	11.09%	13.31%	10.84%
Tangible common equity to tangible assets(2)	11.51%	11.73%	11.16%	9.12%	11.51%	8.85%
Leverage ratio	12.25%	11.95%	11.73%	9.59%	12.25%	10.07%
Common equity tier 1 capital ratio	13.77%	13.93%	13.61%	10.85%	13.77%	11.20%
Tier 1 capital ratio	15.27%	15.37%	15.06%	12.94%	15.27%	12.78%
Total capital ratio	15.98%	16.08%	15.68%	13.49%	15.98%	13.28%
(1)	Represents non-interest expense less amortization of intangible assets divided by net interest income and non-interest income.
(2)	Represents a non-GAAP financial measure. See Reconciliation of non-GAAP Financial Measures” for a reconciliation of our non-GAAP measures to the most directly comparable GAAP financial measure.
(3)	Represents the remaining unamortized premium or unaccreted discount as a result of applying the fair value adjustment at the time of the business combination on acquired loans.

Byline Bancorp, Inc.

BYLINE BANCORP, INC. AND SUBSIDIARIES

QUARTER-TO-DATE STATEMENT OF AVERAGE INTEREST-EARNING ASSETS AND AVERAGE INTEREST-BEARING LIABILITIES (unaudited)

	For the Three Months Ended December 31,
	2017			2016
(dollars in thousands)	Average Balance(5)	Interest Inc / Exp	Average Yield / Rate	Average Balance(5)	Interest Inc / Exp	Average Yield / Rate
ASSETS
Cash and cash equivalents	$38,908	$74	0.75%	$41,780	$42	0.40%
Loans and leases(1)	2,233,863	31,896	5.66%	2,062,583	26,816	5.17%
Securities available-for-sale	588,482	3,166	2.13%	641,200	3,073	1.91%
Securities held-to-maturity	106,367	644	2.40%	129,564	701	2.15%
Tax exempt securities (2)	27,504	176	2.55%	19,228	144	2.98%
Total interest-earning assets	$2,995,124	$35,956	4.76%	$2,894,355	$30,776	4.23%
Allowance for loan and lease losses	(16,844)			(6,971)
All other assets	325,393			253,490
TOTAL ASSETS	$3,303,673			$3,140,874
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Interest checking	$188,457	$31	0.07%	$186,695	$34	0.07%
Money market accounts	384,864	344	0.35%	408,738	245	0.24%
Savings	436,916	78	0.07%	444,500	80	0.07%
Time deposits	709,044	1,765	0.99%	751,312	939	0.50%
Total interest bearing deposits	1,719,281	2,218	0.51%	1,791,245	1,298	0.29%
Federal Home Loan Bank advances	261,888	1,009	1.53%	232,607	335	0.57%
Other borrowed funds	58,794	578	3.90%	67,663	890	5.23%
Total borrowings	320,682	1,587	1.96%	300,270	1,225	1.62%
Total interest-bearing liabilities	$2,039,963	$3,805	0.74%	$2,091,515	$2,523	0.48%
Non-interest bearing demand deposits	767,985			712,141
Other liabilities	32,424			43,169
Total stockholders’ equity	463,301			294,049
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,303,673			$3,140,874
Net interest spread(3)			4.02%			3.75%
Net interest income		$32,151			$28,253
Net interest margin(4)			4.26%			3.88%

Net loan accretion impact on margin		$2,301	0.30%		$1,292	0.18%
Net interest margin excluding loan accretion(6)			3.96%			3.70%
(1)	Loan and lease balances are net of deferred origination fees and costs and initial indirect costs. Non-accrual loans and leases are included in total loan and lease balances.
(2)	Interest income and rates exclude the effects of a tax equivalent adjustment to adjust tax exempt investment income on tax exempt investment securities to a fully taxable basis due to immateriality.
(3)	Represents the average rate earned on interest-earning assets minus the average rate paid on interest-bearing liabilities.
(4)	Represents net interest income (annualized) divided by total average earning assets.
(5)	Average balances are average daily balances.
(6)	Represents a non-GAAP financial measure. See “Reconciliation of non-GAAP Financial Measures” for a reconciliation of our non-GAAP measures to the most directly comparable GAAP financial measure.

Byline Bancorp, Inc.

BYLINE BANCORP, INC. AND SUBSIDIARIES

YEAR-TO-DATE STATEMENT OF AVERAGE INTEREST-EARNING ASSETS AND AVERAGE INTEREST-BEARING LIABILITIES (unaudited)

	For the Year Ended December 31,
	2017			2016
(dollars in thousands)	Average Balance(5)	Interest Inc / Exp	Average Yield / Rate	Average Balance(5)	Interest Inc / Exp	Average Yield / Rate
ASSETS
Cash and cash equivalents	$50,865	$401	0.79%	$32,927	$109	0.33%
Loans and leases(1)	2,193,956	120,406	5.48%	1,674,315	83,150	4.97%
Securities available-for-sale	604,762	12,691	2.10%	667,502	11,720	1.76%
Securities held-to-maturity	114,143	2,671	2.34%	134,477	2,733	2.03%
Tax exempt securities (2)	23,413	634	2.71%	20,504	653	3.18%
Total interest-earning assets	$2,987,139	$136,803	4.58%	$2,529,725	$98,365	3.89%
Allowance for loan and lease losses	(13,755)			(7,385)
All other assets	328,847			232,398
TOTAL ASSETS	$3,302,231			$2,754,738
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Interest checking	$186,177	$118	0.06%	$187,042	$131	0.07%
Money market accounts	378,796	1,056	0.28%	401,628	992	0.25%
Savings	443,024	316	0.07%	442,458	307	0.07%
Time deposits	764,114	6,246	0.82%	583,022	3,150	0.54%
Total interest bearing deposits	1,772,111	7,736	0.44%	1,614,150	4,580	0.28%
Federal Home Loan Bank advances	252,720	3,291	1.30%	151,508	706	0.47%
Other borrowed funds	66,280	2,864	4.32%	45,172	2,461	5.45%
Total borrowings	319,000	6,155	1.93%	196,680	3,167	1.61%
Total interest-bearing liabilities	$2,091,111	$13,891	0.66%	$1,810,830	$7,747	0.43%
Non-interest bearing demand deposits	744,797			666,221
Other liabilities	38,984			38,737
Total stockholders’ equity	427,339			238,950
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,302,231			$2,754,738
Net interest spread(3)			3.92%			3.46%
Net interest income		$122,912			$90,618
Net interest margin(4)			4.11%			3.59%

Net loan accretion impact on margin		$8,647	0.29%		$2,795	0.11%
Net interest margin excluding loan accretion(6)			3.82%			3.48%
(1)	Loan and lease balances are net of deferred origination fees and costs and initial indirect costs. Non-accrual loans and leases are included in total loan and lease balances.
(2)	Interest income and rates exclude the effects of a tax equivalent adjustment to adjust tax exempt investment income on tax exempt investment securities to a fully taxable basis due to immateriality.
(3)	Represents the average rate earned on interest-earning assets minus the average rate paid on interest-bearing liabilities.
(4)	Represents net interest income (annualized) divided by total average earning assets.
(5)	Average balances are average daily balances.
(6)	Represents a non-GAAP financial measure. See “Reconciliation of non-GAAP Financial Measures” for a reconciliation of our non-GAAP measures to the most directly comparable GAAP financial measure.

Byline Bancorp, Inc.

BYLINE BANCORP, INC. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (unaudited)

	As of or For the Three Months Ended				As of or For the Twelve Months Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,
(dollars in thousands, except share and per share data)(ratios annualized, where applicable)	2017	2017	2017	2017	2017	2016
Net interest margin:
Reported net interest margin	4.26%	4.18%	4.02%	4.00%	4.11%	3.59%
Effect of accretion income on acquired loans	(0.30)%	(0.29)%	(0.33)%	(0.23)%	(0.29)%	(0.11)%
Net interest margin excluding accretion	3.96%	3.89%	3.69%	3.77%	3.82%	3.48%
Total revenues:
Net interest income	$32,151	$31,412	$29,811	$29,538	$122,912	$90,618
Add: Non-interest income	12,639	11,918	13,193	12,308	50,058	25,904
Total revenues	$44,790	$43,330	$43,004	$41,846	$172,970	$116,522
Non-interest income to total revenues:
Non-interest income	$12,639	$11,918	$13,193	$12,308	$50,058	$25,904
Total revenues	44,790	43,330	43,004	41,846	172,970	116,522
Non-interest income to total revenues	28.22%	27.51%	30.68%	29.41%	28.94%	22.23%
Pre-tax pre-provision net income:
Pre-tax income	$11,085	$8,365	$10,240	$11,104	$40,794	$5,484
Add: Provision for loan and lease losses	3,347	3,900	3,515	1,891	12,653	10,352
Pre-tax pre-provision net income	$14,432	$12,265	$13,755	$12,995	$53,447	$15,836
Pre-tax pre-provision return on average assets:
Total average assets	$3,303,673	$3,307,186	$3,284,665	$3,315,095	$3,302,231	$2,754,738
Pre-tax pre-provision net income	14,432	12,265	13,755	12,995	53,447	15,836
Pre-tax pre-provision return on average assets	1.73%	1.47%	1.68%	1.59%	1.62%	0.57%
Tangible common equity:
Total stockholders' equity	$458,578	$459,533	$447,731	$389,683	$458,578	$382,658
Less: Preferred stock	10,438	10,438	10,438	25,441	10,438	25,441
Less: Goodwill	51,975	51,975	51,975	51,975	51,975	51,975
Less: Core deposit intangibles and other intangibles	16,756	17,522	18,290	19,058	16,756	19,826
Tangible common equity	$379,409	$379,598	$367,028	$293,209	$379,409	$285,416
Tangible assets:
Total assets	$3,366,130	$3,305,442	$3,360,122	$3,284,713	$3,366,130	$3,295,830
Less: Goodwill	51,975	51,975	51,975	51,975	51,975	51,975
Less: Core deposit intangibles and other intangibles	16,756	17,522	18,290	19,058	16,756	19,826
Tangible assets	$3,297,399	$3,235,945	$3,289,857	$3,213,680	$3,297,399	$3,224,029
Tangible book value per share:
Tangible common equity	$379,409	$379,598	$367,028	$293,209	$379,409	$285,416
Shares of common stock outstanding	29,317,298	29,305,400	29,246,900	24,616,706	29,317,298	24,616,706
Tangible book value per share	$12.94	$12.95	$12.55	$11.91	$12.94	$11.59
Tangible common equity to tangible assets:
Tangible common equity	$379,409	$379,598	$367,028	$293,209	$379,409	$285,416
Tangible assets	3,297,399	3,235,945	3,289,857	3,213,680	3,297,399	3,224,029
Tangible common equity to tangible assets	11.51%	11.73%	11.16%	9.12%	11.51%	8.85%

Byline Bancorp, Inc.

BYLINE BANCORP, INC. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (continued) (unaudited)

	As of or For the Three Months Ended				As of or For the Twelve Months Ended
	December 31,	September 30,	June 30,	March 31,	December 31,	December 31,
(dollars in thousands, except share and per share data)	2017	2017	2017	2017	2017	2016
Net income and earnings per share excluding significant items
Reported Net Income	$(766)	$9,755	$6,146	$6,560	$21,695	$66,729
Significant items:
Net deferred tax asset valuation allowance reversal	—	—	—	—	—	(61,377)
Incremental income tax benefit of state tax rate change	—	(4,790)	—	—	(4,790)	—
Incremental income tax expense attributed to federal tax reform	7,154	—	—	—	7,154	—
Impairment charges on assets held for sale	—	951	—	—	951	905
Merger related expense	1,272	—	—	—	1,272	1,550
Tax benefit on impairment charges and merger related expenses	(395)	(386)	—	—	(781)	(31)
Adjusted Net Income	$7,265	$5,530	$6,146	$6,560	$25,501	$7,776
Reported Diluted Earnings per Share	$(0.03)	$0.32	$(0.18)	$0.25	$0.38	$3.27
Significant items:
Net deferred tax asset valuation allowance reversal	—	—	—	—	—	(3.01)
Incremental income tax benefit of state tax rate change	—	(0.16)	—	—	(0.17)	—
Incremental income tax expense attributed to federal tax reform	0.24	—	—	—	0.26	—
Impairment charges on assets held for sale	—	0.03	—	—	0.03	0.04
Merger related expense	0.04	—	—	—	0.05	0.08
Tax benefit on impairment charges and merger related expenses	(0.01)	(0.01)	—	—	(0.03)	—
Adjusted Diluted Earnings per Share	$0.24	$0.18	$(0.18)	$0.25	$0.52	$0.38